SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Taxpayer’s Registry] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

FISCAL COUNCIL’S OPINION

The members of the Fiscal Council of Ambev S.A. (the “Company”), in the exercise of their duties, pursuant to item III of Section 163 of Law No. 6,404/76, have analyzed the merger proposal of its wholly-owned subsidiary, Londrina Bebidas Ltda. (National Taxpayer’s Registry No. 02.125.403/0001-92) (“Londrina Bebidas”) with and into the Company, in accordance with the terms of the Protocol and Justification of Merger of Londrina Bebidas Ltda. with and into Ambev S.A. (“Protocol and Justification”), and the valuation report of the net equity of Londrina Bebidas, at book value, prepared by APSIS Consultoria Empresarial Ltda. (National Taxpayer’s Registry No. 27.281.922/0001-70) (“APSIS”) (“Merger”). Based on such analysis and on the explanations provided by the Company’s Executive Committee, the Fiscal Council opines in favor to the approval of said Merger, in accordance with the terms and conditions established in the Protocol and Justification.

São Paulo, August 27, 2014.

/s/ Celso Clemente Giacometti	/s/ James Terence Coulter Wright
/s/ Mário Fernando Engelke

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer